  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at May, 2020

Commission File Number: 000-15490

QUARTZ MOUNTAIN RESOURCES LTD.
(Translation of registrant’s name into English)

1500 - 1040 W Georgia Street, Vancouver, BC, V6E 4H1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
[X] Form 20-F [  ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

SUBMITTED HEREWITH
Exhibits Description

99.1	News Release dated May 25, 2020 | Quartz Mountain Resources Ltd to Split Shares

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quartz Mountain Resources Ltd.
(Registrant)

Date: May 26, 2020	By:	/s/ Trevor Thomas
	Name:	Trevor Thomas
	Title:	Secretary